EXHIBIT 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company") 550-510 Burrard Street

Vancouver, British Columbia V6C 3A8 Canada

2.	Date of Material Change:

January 14, 2020.

3.	News Release:

The news release was issued and disseminated on January 14, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced on January 14, 2020 that it closed a brokered private placement (the "Offering"). Under the Offering, the Company issued an aggregate of 2,875,000 special warrants (each, a "Special Warrant") at a price of $4.00 per Special Warrant for aggregate gross proceeds of $11,500,000.00, which included an overallotment option exercised by the Agents (as hereinafter defined) to acquire an additional $1,500,000 worth of Special Warrants.

5.	5.1 – Full Description of Material Change:

Each Special Warrant will be convertible into one unit of the Company (each, a "Unit") without payment of any additional consideration upon fulfillment of certain conditions. Each Unit will consist of one (1) common share of the Company (each, a "Common Share") and one-half (1/2 or 0.5) of one (1) common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one (1) common share of the Company (a "Warrant Share") at an exercise price of $5.40 per Warrant Share for a term of five

(5) years following the closing of the Offering (the "Closing").

The Special Warrants were offered pursuant to an agency agreement dated January 14, 2020 between the Company, Raymond James Ltd., acting as sole book runner, and Paradigm Capital Inc. (the "Agents") pursuant to which the Agents received cash commission equal to 7% of the gross proceeds under the Offering.

The Company will use its commercially reasonable efforts to qualify the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants by way of a prospectus ("Qualifying Prospectus") within sixty (60) days following the Closing (the "Qualifying Condition"). The securities issued in connection with the Offering will be subject to a four (4) month hold period from the date of Closing, unless the Qualifying Prospectus is filed and receipted within that time. If the Qualifying Condition is not met, each Special Warrant will be exercisable (for no additional consideration and with no further action on the part of the holder thereof) for 1.1 Units.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. The transaction is subject to final approval of the TSX Venture Exchange.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

January 24, 2020.